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                                                                    EXHIBIT 21


                                 SUBSIDIARIES


     Whitney Holding Corporation owns 100% of the capital stock of Whitney National Bank and Whitney Bank of Alabama. All other subsidiares considered in the aggregate would not constitute a significant subsidiary.